S20255
              ENHANCED GUARANTEED MINIMUM DEATH BENEFIT ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable will be the greatest of the following amounts, less any applicable charges:

1. The Contract Value, determined as of the end of the Valuation Period during which the Service Center receives both due proof of death and an election for the payment method; or

2.       3%-Annual-Increase Amount; or

3. The greatest Contract Value on each Contract Anniversary increased by subsequent Purchase Payments and reduced by subsequent adjusted partial withdrawals.

         Contract Anniversaries occurring on or after the earliest of the Contract Owners' 81st birthday or date of death will not be taken into consideration in determining this benefit.

3%-Annual-Increase Amount.

         On the Issue Date, the 3%-Annual-Increase amount is set equal to the initial Purchase Payment.

         On every Valuation Date other than a Contract Anniversary, the 3%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it, adjusted as follows:

1)       Reduced by any adjusted partial withdrawal made on that day.

2)       Increased by any additional Purchase Payments made on that day.


         On every Contract Anniversary, the 3%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it, adjusted as follows:

1) Increased by a multiple of 1.03 if the Contract Owner's attained age is less than 81.

2)       Reduced by any adjusted partial withdrawal made on that day.

3)       Increased by any additional Purchase Payments made on that day.

In the first five Contract Years, an adjusted partial withdrawal is the partial withdrawal (including any withdrawal charges) multiplied by the ratio of (a) to
(b), where:

(a)  is the death benefit on the date of (but prior to) the partial withdrawal;

(b)  is the Contract Value on the date of (but prior to) the partial withdrawal.

After the first five Contract Years, an adjusted partial withdrawal is described as set forth in the Contract Schedule.

If the Contract Owner is a non-individual, the Age of the older Annuitant is used to determine the death benefit.

If the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted to equal the death benefit.

Any part of the death benefit amount that had been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.

Signed for Allianz Life Insurance Company of North America by:



              /s/  Suzanne Pepin                      /s/ Margery Hughes


            Vice President and Secretary                       President